UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number 000-25383

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

TABLE OF CONTENTS

APPOINTMENT OF DIRECTOR
SIGNATURES

APPOINTMENT OF DIRECTOR

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K regarding appointment of a director.

This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

On June 14, 2014, the Board appointed Dr. Vishal Sikka, as an additional director, and the Chief Executive Officer (Designate) and Managing Director (Designate) for the period between June 14, 2014 to July 31, 2014 and as the Chief Executive Officer and Managing Director from August 1, 2014. Mr. Sikka’s appointment as Chief Executive Officer and Managing Director is for a period of 5 years from June 14, 2014 on such employment terms as may be recommended by the Management Development and Compensation Committee. An extra-ordinary general meeting of the shareholders of the Company will be convened at which Dr. Sikka’s appointment as the Chief Executive Officer and Managing Director will be placed before the shareholders of the Company for their approval.

Dr. Vishal Sikka, 47, was, until recently, a member of the Executive Board of SAP AG, leading all products and driving innovation globally. He has worked closely with leaders of global companies in building breakthrough business solutions. At SAP AG, he was responsible for all products, from traditional and cloud-based applications to technology and platform products including HANA, analytics, mobile and middleware. In addition, Dr. Sikka led multiple initiatives to accelerate innovation and research at SAP. He holds a Ph.D. in computer science from Stanford University, USA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. D. Shibulal

Date: June 19, 2014	S. D. Shibulal Chief Executive Officer